

Ted Hill · 3rd

Partner & Chief Operating Officer at B Capital Group, a leading global growth venture firm - we are hiring!

Los Angeles Metropolitan Area · Contact info

500+ connections

B Capital Group

Harvard Business School

Experience

Chief Operating Officer
B Capital Group
2019 - Present · 3 yrs 3 mos
Greater Los Angeles Area

I am the Chief Operating Officer and Partner based in B Capital's Los Angeles office. My daily goal is to ensure we have the right systems, processes, and structures to back the most transformative entrepreneurs and scale the next generation of groundbreaking technology companies. I am blessed to work with amazing colleagues every day to scale B Capital. ...see more

Envel
3 yrs 3 mos

Board Director
2019 - Present · 3 yrs 3 mos

I am a Board Director for an early stage startup transforming the banking industry.

...see more

Chief Financial Officer
Part-time
2019 - 2020 · 1 yr

Supported Envel on a part-time approach as their first Chief Financial Officer. Built initial financial models and provided strategic advice as this neo-bank grew from 3 people to 20 people and Alpha product launch. Transitioned from role to a non-executive Board Director when the company was ready for a full-time CFO. ...see more

Santander Bank, N.A.
3 yrs 1 mo
Boston, Massachusetts

SVP, Strategy and Corporate Development
2017 - 2018 · 1 yr

Directed newly-combined strategic planning and corporate development team. Key responsibilities include:
• Developed 10-year US strategy and vision and coordinated the creation of the 3-year financial plan

SVP, CFO for Consumer & Business Banking Division
2015 - 2017 · 2 yrs

CFO and key Strategic Partner for the Co-President of Santander Bank, N.A.
• Collaborated with management team to develop strategic direction

JPMorgan Chase
3 yrs 1 mo
Columbus, Ohio

Executive Director, Finance
2012 - 2015 · 3 yrs

Key strategic finance partner in supporting the consumer branch organization. Led team that drove the budgeting and forecasting for the branch network and key home office groups. CFO responsibilities for 5,500 branches, 50,000 employees, and ~$6B expense base. Team lead for the annual branch incentive redesign and key analytics for branch performance during the digital transformation. Presented

VP, Consumer and Business Banking Strategy
2012 · Less than a year

Key initiatives included building out consumer digital priorities and branch analysis to determine branch closure decisions.

Nationwide Insurance
4 yrs 1 mo

Vice President, Finance - Property & Casualty Performance Management & Analysis
2009 - 2011 · 2 yrs
Columbus, Ohio

Led team that was the strategic financial partner for key insurance functions (claims, customer service, product & pricing) in a $14B organization.
• Financial Analysis and Decision Support: Reviewed and managed detailed analysis of results. Provided thought leadership to support decision making for annual operating and strategic plans.

Associate Vice President
2007 - 2009 · 2 yrs

Responsible for leading strategic initiatives and presented recommendations to Senior Executives, including CEO and CEO's direct reports for $20B organization.

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Education

Harvard Business School
MBA, Business Administration
2002 - 2004

Bucknell University
BA, Economics and Spanish
1994 - 1998